Exhibit 16.1
January 16, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K dated January 16, 2008 of Lexington Precision Corporation and are in agreement with the statements contained in the second and third paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
By: /s/ Ernst & Young LLP